# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MGP INGREDIENTS INC, CIK 0000835011
CUSIP: 55303J106
Title of class of securities: Common Stock, No Par Value
Address of issuer's principal executive offices: 1300 MAIN ST, Atchison, Kansas (KS), 66002
Date of event which requires filing of this statement: 03/13/2025
Amends the filing with accession number 0001104659-13-044715
Filed by CIK 0001471262
Persons authorized to receive notices and communications: Karen Seaberg, Cray Business Plaza, 100 Commercial Street, Atchison, Kansas (KS), 66002, (913) 367-1480

## Reporting persons
- Karen Seaberg (CIK 0001471262): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 2,128,087; shared voting power 325,978; sole dispositive power 2,128,087; shared dispositive power 325,978; aggregate amount beneficially owned 2,454,065 (11.5% of the class)
  Comment: Sole voting power and sole dispositive power includes 1,818,101 shares owned of record by the Cray Partnership (as defined herein), 115,941 shares owned of record by the Karen Cray Seaberg Revocable Trust, 52,001 shares owned of record by the Lori A. Mingus GST Exempt Trust, 58,990 shares owned of record by the Melissa A. Huntington GST Exempt Trust. The remaining shares are held by Ms. Seaberg either directly or through her individual retirement account. Shared voting power and shared dispositive power includes 283,569 shares owned of record by the Seaberg Partnership (as defined herein) and 42,409 shares owned of record by the Seaberg Family Foundation (as defined herein). Percentage based upon 21,270,343 shares outstanding as of February 21, 2025 (according to the information contained in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2024, filed with the Securities and Exchange Commission on February 26, 2025).
- Cray Family Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Kansas (KS); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 1,818,101; sole dispositive power 0; shared dispositive power 1,818,101; aggregate amount beneficially owned 1,818,101 (8.5% of the class)
  Comment: Percentage based upon 21,270,343 shares outstanding as of February 21, 2025 (according to the information contained in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2024, filed with the Securities and Exchange Commission on February 26, 2025).
- Cray MGP Holdings, LP: type of reporting person: partnership (PN); citizenship or place of organization: Kansas (KS); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,818,101; sole dispositive power 0; shared dispositive power 1,818,101; aggregate amount beneficially owned 1,818,101 (8.5% of the class)
  Comment: Percentage based upon 21,270,343 shares outstanding as of February 21, 2025 (according to the information contained in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2024, filed with the Securities and Exchange Commission on February 26, 2025).
- Seaberg Family Management, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Kansas (KS); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 283,569; sole dispositive power 0; shared dispositive power 283,569; aggregate amount beneficially owned 283,569 (1.3% of the class)
  Comment: Percentage based upon 21,270,343 shares outstanding as of February 21, 2025 (according to the information contained in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2024, filed with the Securities and Exchange Commission on February 26, 2025).
- Seaberg MGP Holdings, LP: type of reporting person: partnership (PN); citizenship or place of organization: Kansas (KS); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 283,569; sole dispositive power 0; shared dispositive power 283,569; aggregate amount beneficially owned 283,569 (1.3% of the class)
  Comment: Percentage based upon 21,270,343 shares outstanding as of February 21, 2025 (according to the information contained in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2024, filed with the Securities and Exchange Commission on February 26, 2025).
- Laidacker M. Seaberg and Karen C. Seaberg Family Foundation: type of reporting person: partnership (PN); citizenship or place of organization: Kansas (KS); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 42,409; sole dispositive power 0; shared dispositive power 42,409; aggregate amount beneficially owned 42,409 (0.2% of the class)
  Comment: Percentage based upon 21,270,343 shares outstanding as of February 21, 2025 (according to the information contained in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2024, filed with the Securities and Exchange Commission on February 26, 2025).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, No Par Value
Name of issuer: MGP INGREDIENTS INC
Address of issuer's principal executive offices: 1300 MAIN ST, Atchison, Kansas (KS), 66002
Comment: This Amendment No. 11 to Schedule 13D ("Amendment No. 11") is being filed by Karen Seaberg, Cray Family Management, LLC, Cray MGP Holdings, LP, Seaberg Family Management, Inc., Seaberg MGP Holdings, LP, and the Laidacker M. Seaberg and Karen C. Seaberg Family Foundation (collectively, the "Reporting Persons") to amend the statement on Schedule 13D filed by the Reporting Persons on September 9, 2024 (as previously amended, the "Prior Statement"), and relates to shares of common stock, no par value (the "Common Stock"), of MGP Ingredients, Inc., a Kansas corporation (the "Company"). This Amendment No. 11 amends and restates Items 4 and 5. Ms. Seaberg is a member of a separate group that has agreed to vote their shares of Common Stock in favor of certain persons nominated to serve as directors of the Company, as described in Item 4 below. The Reporting Persons have entered into the Amended and Restated Joint Filing Agreement, which was filed as Exhibit 99.4 to Amendment No. 9 to this Schedule 13D and is incorporated by reference herein, pursuant to which the Reporting Persons agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Amendment No. 11. The Prior Statement is hereby amended and supplemented as detailed below, and, except as amended and supplemented hereby, the Prior Statement remains in full force and effect. All capitalized terms not otherwise defined herein shall have the meaning ascribed to such terms in the Prior Statement.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information previously provided as the fourth paragraph of Item 4 is hereby amended and restated by replacing the text thereof in its entirety with the following:

Since its formation, the Cray Partnership has (1) sold 519,016 shares of Common Stock in various open market transactions and (2) disposed of 235,950 shares of Common Stock pursuant to the Redemption Agreements (as defined in Item 6 below). As of March 18, 2025, the Cray Partnership owned 1,818,101 shares of Common Stock.

The information previously provided as the seventh paragraph of Item 4 is hereby amended and restated by replacing the text thereof in its entirety with the following:

Since its formation, the Seaberg Partnership has sold 130,206 shares of Common Stock in various open market transactions and, as of March 18, 2025, owned 283,569 shares of Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in the cover pages of this Amendment 11 is hereby incorporated by reference into this Item 5(a).
Number of shares as to which each person has sole or shared power to vote or dispose:
The information set forth in the cover pages of this Amendment 11 is hereby incorporated by reference into this Item 5(b).

The amounts reported above include: 1,818,101 shares owned of record by the Cray Partnership, 283,569 shares owned of record by the Seaberg Partnership, 52,001 shares owned of record by the Lori A. Mingus GST Exempt Trust, 58,990 shares owned by the Melissa A. Huntington GST Exempt Trust, 115,941 shares owned of record by the Karen Cray Seaberg Revocable Trust (Karen Seaberg is the sole trustee of each of the foregoing trusts and has sole voting and investment power over shares owned by the trusts), and 42,409 shares owned of record by the Seaberg Family Foundation. Karen Seaberg is president and a member of the board of directors of Seaberg Family Foundation. Karen Seaberg does not have a pecuniary interest in the shares held by the Seaberg Family Foundation. The remaining shares are owned by Ms. Seaberg either directly or through her individual retirement account. Cray Management is the general partner of the Cray Partnership. Ms. Seaberg is the sole manager of Cray Management and in such capacity has sole power to vote and dispose of the shares owned by the Cray Partnership. Karen Seaberg disclaims any Section 16 beneficial ownership in the shares held by Cray Partnership except to the extent of her pecuniary interest therein. Seaberg Management is the general partner of the Seaberg Partnership. Karen Seaberg is president and a member of the board of directors of Seaberg Management and her daughters, Lori Mingus and Melissa Huntington, are the remaining two members of the board of directors of Seaberg Management. Ms. Seaberg beneficially owns 293 shares of Preferred Stock that are owned of record by the Karen Cray Seaberg Revocable Trust, for which she serves as trustee, representing in the aggregate approximately 67% of the outstanding Preferred Stock.

1,818,101 shares shown above are owned of record by the Cray Partnership. Cray Management is the general partner of the Cray Partnership. Karen Seaberg is the sole manager of Cray Management and in such capacity has sole power to vote and dispose of the shares owned by the Cray Partnership. Karen Seaberg disclaims any Section 16 beneficial ownership in the shares held by Cray Partnership except to the extent of her pecuniary interest therein.

283,569 shares shown above are owned of record by the Seaberg Partnership. Seaberg Management is the general partner of the Seaberg Partnership. Karen Seaberg is president and a member of the board of directors of Seaberg Management and her daughters, Lori Mingus and Melissa Huntington, are the remaining two members of the board of directors of Seaberg Management.

42,409 shares shown above are owned of record by the Laidacker M. Seaberg and Karen C. Seaberg Family Foundation (the "Seaberg Family Foundation"). Karen Seaberg is the president and a member of the board of directors of the Seaberg Family Foundation and in such capacity has power to vote and dispose of the shares owned by the Seaberg Family Foundation. Karen Seaberg does not have a pecuniary interest in the shares held by the Seaberg Family Foundation.
Transactions in the class effected during the past sixty days: Schedule A attached hereto as Exhibit 99.7 describes all transactions in the Common Stock that were effected during the past 60 days by the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Agreement and Plan of Merger, dated as of January 22, 2021, by and among MGP Ingredients, Inc., London HoldCo, Inc., Luxco Group Holdings, Inc., LRD Holdings LLC, LDL Holdings DE, LLC, KY Limestone Holdings LLC, upon signing a joinder agreement, the shareholders of London HoldCo, Inc., and Donn Lux, as Sellers' Representative (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by MGP Ingredients, Inc. on January 25, 2021).
99.2 Action by Written Consent of the Majority Preferred Stockholder of MGP Ingredients, Inc., dated as of January 22, 2021 (incorporated by reference to Exhibit 99.2 to Amendment No. 5 to this Schedule 13D).
99.3 Shareholders Agreement, dated as of April 1, 2021, by and among MGP Ingredients, Inc. and certain shareholders of MGP Ingredients, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by MGP Ingredients, Inc. on April 1, 2021).
99.4 Amended and Restated Joint Filing Agreement (incorporated by reference to Exhibit 99.4 to Amendment No. 9 to this Schedule 13D).
99.5* Redemption Agreement, dated as of June 7, 2023, by and among Cray MGP Holdings, LP, Cray Family Management, LLC, and the Susan Robbins Descendant's Trust established under the Cloud L. Cray, Jr., Family Trust originally dated October 25, 1983, as amended (incorporated by reference to Exhibit 99.5 to Amendment No. 8 to this Schedule 13D).
99.6* Redemption Agreement, dated as of June 7, 2023, by and among Cray MGP Holdings, LP, Cray Family Management, LLC, and the Cathy Scroggs Descendant's Trust established under the Cloud L. Cray, Jr., Family Trust originally dated October 25, 1983, as amended (incorporated by reference to Exhibit 99.6 to Amendment No. 8 to this Schedule 13D).
99.7 Schedule A: Transactions during the past 60 days.

* This exhibit excludes certain schedules and attachments, which the Reporting Persons agree to furnish supplementally to the Securities and Exchange Commission or its staff upon request.

## Signatures
- Karen Seaberg: /s/ Karen Seaberg, Karen Seaberg (03/18/2025)
- Cray Family Management, LLC: /s/ Karen Seaberg, Manager (03/18/2025)
- Cray MGP Holdings, LP: /s/ Karen Seaberg, Manager, Cray Family Management, LLC, General Partner (03/18/2025)
- Seaberg Family Management, Inc.: /s/ Karen Seaberg, President (03/18/2025)
- Seaberg MGP Holdings, LP: /s/ Karen Seaberg, President, Seaberg Family Management, Inc., General Partner (03/18/2025)
- Laidacker M. Seaberg and Karen C. Seaberg Family Foundation: /s/ Karen Seaberg, President (03/18/2025)